Jule's Foods

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 0080	9,388.37
Total Bank Accounts	**$9,388.37**
Accounts Receivable	
Accounts Receivable (A/R)	7,523.88
Total Accounts Receivable	**$7,523.88**
Other Current Assets	
Undeposited Funds	546.00
Total Other Current Assets	**$546.00**
Total Current Assets	**$17,458.25**
Fixed Assets	
Machinery & Equipment	17,153.92
zAccumulated Depreciation	-17,153.92
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$17,458.25**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC 0509	3,293.52
CC 4256	1,870.91
Total Credit Cards	**$5,164.43**
Total Current Liabilities	**$5,164.43**
Total Liabilities	**$5,164.43**
Equity	
Opening Balance Equity	0.00
Owner's Investment	83,017.65
Retained Earnings	-15,452.17
Net Income	-55,271.66
Total Equity	**$12,293.82**
TOTAL LIABILITIES AND EQUITY	**$17,458.25**